                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (RULE 13d-2-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 4)(1)

                        SILICON STORAGE TECHNOLOGY, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    827057100
                                 (CUSIP Number)

                         RILEY INVESTMENT MANAGEMENT LLC
                              ATTN: BRYANT R. RILEY
                            11100 SANTA MONICA BLVD.
                                    SUITE 810
                              LOS ANGELES, CA 90025
                                 (310) 966-1445
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 June 27, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


--------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  827057100                  13D                                 Page 2

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Riley Investment Partners Master Fund, L.P.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
---------------------- ------ --------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 631,396
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               631,396
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
---------------------- ------ --------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          631,396
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .6%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------

------------------------
(1) Based on 102,204,557 shares of common stock of Silicon Storage Technology, Inc. (the "Issuer") outstanding at May 2, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No.  827057100                  13D                                 Page 3

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Riley Investment Management LLC
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          AF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
---------------------- ------ --------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 1,391,070(2)
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                4,315,550(3)
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               1,391,070(2)
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  4,315,550(3)
---------------------- ------ --------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,196,744(3)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [x]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.1%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IA
--------- ----------------------------------------------------------------------

------------------------
(2) Because Riley Investment Management LLC has sole investment and voting power over 631,396 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 759,674 shares held by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

(3) Riley Investment Management LLC has shared voting and dispositive power over 4,315,550 shares of Common Stock held in accounts of its investment advisory clients, 3,805,674 of which are held in accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP No.  827057100                  13D                                 Page 4

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          B. Riley & Co. Retirement Trust
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California
---------------------- ------ --------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 50,000
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               50,000
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
---------------------- ------ --------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          50,000
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .1%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

CUSIP No.  827057100                  13D                                 Page 5

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         B. Riley & Co., LLC
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
---------------------- ------ --------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 63,786
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                480,088(4)
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               63,786
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  480,088(4)
---------------------- ------ --------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          543,874
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*     [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .5%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          BD
--------- ----------------------------------------------------------------------

------------------------
(4) B. Riley & Co., LLC has shared voting and dispositive power over 480,088 shares of Common Stock held by a managed account, with which it is indirectly affiliated.

CUSIP No.  827057100                  13D                                 Page 6

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Bryant R. Riley
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          AF, WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
---------------------- ------ --------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 1,512,856(5)
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                4,795,638(6)
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               1,512,856(5)
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  4,795,638(6)
---------------------- ------ --------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,798,618(6)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [x]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

------------------------
(5) Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners Master Fund, L.P.'s and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 631,396 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 759,674 shares held in managed accounts by its investment advisory clients. Includes 50,000 shares held by the B. Riley & Co. Retirement Trust, of which Mr. Riley is the trustee. Includes 63,786 shares held by B. Riley & Co., LLC over which Mr. Riley has sole voting and dispositive power. Includes 8,000 shares held by Mr. Riley's children.

(6) Riley Investment Management LLC has shared voting and dispositive power over 4,315,550 shares of Common Stock held in accounts of its investment advisory clients, 3,805,674 of which are held in accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. Mr. Riley disclaims beneficial ownership of the non-affiliated shares. B. Riley & Co., LLC Inc. has shared voting and dispositive power over 480,088 shares of Common Stock held by a managed account, with which it is indirectly affiliated. Mr. Riley is the Chairman of B. Riley & Co., LLC.

CUSIP No.  827057100                  13D                                 Page 7

ITEM 4.       PURPOSE OF THE TRANSACTION

                  Item 4 here is hereby amended to add the following:

                  On June 27, 2008, Bryant Riley was elected to the Issuer's Board of Directors at the Issuer's 2008 annual meeting.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              (c) In the ordinary course of business, BRC may effect
                  transactions in connection with its ordinary course market making activities, as well as for customer transactions. On June 4, 2008, a managed account sold 175,000 shares to an investment advisory client at a per share price of $3.12. The following are the other transactions effected by the Reporting Persons in Common Stock that have taken place in the past 60 Days through June 29, 2008:

                               TRANS
MASTER FUND                    CODE        QUANTITY       PRICE       TRADE DATE
                                BY         32,200        2.9098       6/24/2008
                                BY          4,670        2.91         6/25/2008

CUSIP No.  827057100                  13D                                 Page 8


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2008


                                     Riley Investment Partners Master Fund, L.P.
                                         By: Riley Investment Management LLC,
                                                 its General Partner

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     Riley Investment Management LLC

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     B. Riley & Co. Retirement Trust

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                            Bryant R. Riley, Trustee


                                     B. Riley & Co., LLC

                                     By: s/ Bryant R. Riley
                                         ---------------------------------------
                                            Bryant R. Riley, Chairman


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley